UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –

Company Registry (NIRE) 353.001.861-33

EXCERPT FROM THE MINUTES OF THE 151st MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 31 2010

1. DATE, TIME AND PLACE: On March 31 2010 at 2:00 p.m. at the registered offices of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14th floor in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2 Article 18 of the Bylaws of CPFL Energia.

3. ATTENDANCE: All members of the Board of Directors (“Board”) and the Board of Executive Officers.

4. CHAIR: Chairman – Pedro Pullen Parente, and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS ADOPTED:

Since the contents of the meeting were known to all attending members, it was resolved that reading of the Agenda should be waived and the minutes of the meeting thereof should be drafted in summarized format. The right to make statements and dissent was granted, these manifestations to be filed at the Company’s registered offices. Approval was given for the publication of the minutes in extract format, omitting board members’ signatures.

It was further recorded that the votes of the Board Members appointed by the controlling shareholders would be counted pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22 2002, as amended on August 27 2002, November 5 2003 and December 6 2007.

After examination and discussion of the matters on the Agenda, the following resolutions were adopted on a unanimous vote by the Members of the Board:

(i)        Take Cognizance of the Work Schedule of the Board Advisory Committees and Commissions for this month registering the following statements:

(i.i) Personnel Management Committee: (a) examined the aggregate compensation proposal for Management and the Fiscal Council of the Company and the controlled companies and (b) evaluated the performance of the individual target plans of the Executive Officers and verification of the variable compensation of the Board of Executive Officers;

(i.ii) Related Parties Committee: analyzed the financing proposals which involve the engagement of the Banco do Brasil by the controlled companies;

(i.iii) Budget Commission: took cognizance of the incorporation of the surplus recorded in the final actuarial report of the CESP Foundation into the 2010 Budget;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –

Company Registry (NIRE) 353.001.861-33

(i.iv) Financial Services Commission: examined the rolling over of the debt of the controlled companies maturing in 2011;

(ii)      Take cognizance of the report of the Chief Executive Officer (highlights) on the principal facts related to the Company’s businesses and the sector indicators as well as the status of the energy distribution and generation projects under study by the Company;

(iii)     Approved the minutes of the 149th and 150th Board Meetings held on February 24 and March 4 2010, respectively;

(iv)     Approved the aggregate value of the fees of the members of the Board of Directors, the Board of Executive Officers and the Fiscal Council, which shall be submitted for resolution by the General Shareholders’ Meeting;

(v)      Approved the nominations of the Chief Executive Officer to comprise the management bodies of the controlled companies, to be submitted for resolution of the respective General Shareholders’ Meetings and/or the Meetings of the Board of Directors;

(vi)     Approved the payment of a bonus to the Board of Executive Officers on the basis of the individual target plans and on the evaluation of the results by the Personnel Management Committee;

(vii)    Ratified, in the position as the controlling shareholder of CPFL Comercialização Brasil S.A. (“CPFL Brasil”) and pursuant to the Board of Executive Officers’ Resolution number 2010025, the acquisition of conventional electric energy in the public auction for sale of energy for a value of up to R$ 199,918,013.96 (one hundred and ninety-nine million, nine hundred and eighteen thousand and thirteen reais and ninety-six centavos), and the constitution of a guarantee, by CPFL Energia;

(viii)  Approved, pursuant to item “u” of Article 18 of the Bylaws and the Board of Executive Officers’ Resolution number 2010027, the contracting, by the Company, of bank letters of guarantee, in the total value of up to R$ 84,000,000.00 (eighty-four million reais) as a guarantee for the 4th (fourth) tranche of funds to be liberated by the National Economic and Social Development Bank (“BNDES”) of the financing granted to Foz do Chapecó, this value corresponding to the shareholding stake held by Furnas Centrais Elétricas S.A. (“Furnas”) in Chapecoense Energia S.A. (“Chapecoense”), to be issued by Banco Santander Brasil S.A. (“Santander”), in favor of the BNDES and by Banco Itaú BBA S.A. (“Itaú BBA”) in favor of the On-Lending Banks;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –

Company Registry (NIRE) 353.001.861-33

(ix)     Re-ratified, pursuant to the Board of Executive Officers’ Resolution number 2010023, the decision recorded in item “ix” of the Board of Directors Meeting held on February 24 2010 with respect to the rendering of a guarantee, by CPFL Energia, in the form of a bank guarantee or aval for the financing to be contracted by CPFL Brasil from the BNDES under the Enterprise Financing Program (“FINEM”) and Investment Sustainability Program (“FINAME/PSI”), totaling up to R$ 394,400,000.00 (three hundred and ninety-four million, four hundred thousand reais), allocated to investments in energy generation, in order to incorporate the amendment, by the BNDES, in the remuneration of the on-lending banks under the FINAME/PSI scheme and to include the Banco do Brasil S.A. (“Banco do Brasil”), together with the lead bank for the operation (Itaú BBA), as on-lending agent of resources, recommending to the representatives of the Company on the management bodies of CPFL Brasil, the re-ratification of the decision relative to the contracting of the finance, pursuant to the Board of Executive Officers’ Resolution number 2010023. It is herein registered that the other conditions remain unaltered under this decision;

(x)      Re-ratified, pursuant to the Board of Executive Officers’ Resolution number 2010022, the decision recorded in item “viii” of the Meeting of the Board of Directors of the Company held on February 24 2010 with respect to the rendering of a guarantee by CPFL Energia, in the form of a bank guarantee or aval, for financing to be contracted by the controlled companies Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”) and Rio Grande Energia S.A. (“RGE”) with the BNDES, under the FINEM and PSI schemes, in the amount of up to R$ 761,337,000.00 (seven hundred and sixty-one million, three hundred and thirty-seven thousand reais), the resources of which are to be allocated to investments in expansion and modernization of the electricity assets for the biennial period 2010 – 2011, in order to incorporate the amendment, by the BNDES, in the remuneration of the on-lending banks of the financing under the FINAME/PSI scheme and to include the Banco do Brasil, together with the lead bank for the operation (Itaú BBA), as on-lending agent of resources to be financed, recommending to the representatives of the Company on the Boards of Directors of the controlled companies CPFL Paulista, CPFL Piratininga and RGE the re-ratification of the decisions relative to the contracting of the finance, pursuant to their respective Board of Executive Officers’ Resolutions numbers 2010035, 2010030 and 20101720. It is herein registered that the other conditions remain unaltered under this decision;

(xi)     Approved, pursuant to item “u” of Article 18 of the Bylaws and the Board of Executive Officers’ Resolution number 2010024, the rendering of a guarantee, by CPFL Energia, in the form of a bank guarantee or aval, for the contracting, by CPFL Paulista, of a debt refinancing operation originally contracted with the Banco do Brasil, in 2008, maturing in January 2011, in the amount of up to R$ 111,000,000.00 (one hundred and eleven million reais), recommending to the representatives of the Company on the Board of Directors of CPFL Paulista to vote in favor of approval of the said refinancing pursuant to the Board of Executive Officers’ Resolution number 2010036;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –

Company Registry (NIRE) 353.001.861-33

(xii)    Approved, on the basis of item “u” of Article 18 of the Bylaws and the Board of Executive Officers’ Resolution number 2010025 of CPFL Energia:

(xii.i) the rendering of a guarantee in the form of a bank guarantee or aval, the contracting, by CPFL Geração de Energia S.A (“CPFL Geração”), of an operation for refinancing debt originally contracted from the Banco do Brasil, in 2008, with maturities in April 2010 and January 2011, in the amount of up to R$ 665,000,000.00 (six hundred and sixty-five million reais); and

(xii.ii) the rendering of a guarantee in the form of a bank guarantee for the payment of 264 (two hundred and sixty-four) debentures for public distribution, nominative and book entry, in a single series, of the unsecured type, not convertible into shares, with a unitary nominal value of R$ 1,000,000.00 (one million reais) of the 3rd Issue of CPFL Geração, with Banco do Brasil as arranging bank, totaling, on the respective issue date, R$ 264,000,000.00 (two hundred and sixty-four million reais), which shall be entitled to a remuneration which shall contemplate remunerative interest on their unitary nominal value, corresponding to 107% (one hundred and seven percent) of the accumulated variation of the average daily rates of the Interfinancial Deposits for one day, extra-group (“DI Rate”), expressed in an annual percentage form, 252 (two hundred and fifty-two) business-day basis, calculated and published daily by CETIP S.A. – Balcão Organizado de Ativos e Derivativos (“CETIP”) – the OTC Clearing House, authorizing the Board of Executive Officers of CPFL Energia to sign the legal instruments for the formalization of the bank guarantee hereby approved;

(xiii)  Recommended to representatives of the Company on the Board of Directors of CPFL Geração, the favorable vote for approval of the contracting of debt refinancing and of the 3rd issue of debentures described in the Board of Executive Officers’ Resolution number 2010021;

(xiv)  Approved, pursuant to item “u” of Article 18 of the Bylaws and the Board of Executive Officers’ Resolution number 2010026, the granting by the Company, of bank surety in guarantee for the payment of 260 (two hundred and sixty) debentures for public distribution, all nominative and book entry, in a single series, of the subordinate type, not convertible into shares, with a nominal unitary value of R$ 1,000.000.00 (one million reais) of the 3rd Issue of CPFL Piratininga, with Banco do Brasil as arranging bank, totaling, on the respective issue date, R$ 260,000,000.00 (two hundred and sixty million reais), which shall be entitled to a remuneration which shall contemplate remunerative interest on their unitary nominal value, corresponding to 107% (one hundred and seven percent) of the accumulated variation of the DI Rate, expressed in an annual percentage form, 252-business day basis (two hundred and fifty-two) and published daily by CETIP, authorizing the Board of Executive Officers of CPFL Energia to sign the legal instruments for the formalization of the bank guarantee hereby approved;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –

Company Registry (NIRE) 353.001.861-33

(xv)    Recommended to representatives of the Company on the Board of Directors of CPFL Piratininga, a favorable vote approving the 3rd issue of debentures pursuant to the conditions described in the Board of Executive Officers’ Resolution number 2010031;

The Directors registered that Messrs. Ricardo Carvalho Giambroni and Milton Luciano dos Santos abstained from voting the matters pursuant to items “ix” to “xv” above given that the Banco do Brasil is a related party to the shareholder BB Carteira Livre I Fundo de Investimento em Ações; and

(xvi)  Recommended to representatives of the Company with seats on the Board of Directors of CPFL Paulista, a favorable vote for the contracting of ongoing services for construction and maintenance programmed for electric energy transmission lines and distribution network (“CCM”) and commercial technical services (“STC”), pursuant to the Board of Executive Officers’ Resolution number 2010042.

6. CLOSURE: With no further items on the agenda for discussion, the meeting was declared closed, these minutes being drafted, and, having been read and approved, were signed by all attending Board Members and by the Secretary. Pedro Pullen Parente, Ricardo Carvalho Giambroni, Francisco Caprino Neto, José Ayres de Campos, Milton Luciano dos Santos, Susana Hanna Stiphan Jabra, Ana Dolores M. Carneiro de Novaes and Gisélia Silva (Secretary).

This is a free English translation of the extract from the original minutes drafted to the Minutes Register.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.